Exhibit 16.1

July 15, 2004

Securities and Exchange Commission
Washington, D. C. 20549

Ladies and Gentlemen:

We were previously principal accountants for National Atlantic Holding Corp. (the Company), and, under the date of March 17, 2004, we reported on the consolidated financial statements of the Company and Subsidiaries as of and for the years ended December 31, 2003 and 2002. On May 14, 2004, our appointment as principal accountants was terminated. We have read the Company’s statements included in its Registration Statement on Form S-1 and we agree with such statements, except that we are not in a position to agree or disagree with the description of the appointment of Deloitte & Touche, LLP, or whether or not the Company consulted with Deloitte & Touche, LLP during the two most recent fiscal years.

WithumSmith+Brown, PC